Exhibit 99.2

HITEK GLOBAL INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2024 and 2023

The following discussion and analysis should be read in conjunction with our financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues for the six months ended June 30, 2024 and 2023:

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Hardware	$747,378	$1,313,059	$(565,681)	(43.1)%
CIS Software	822,444	775,201	47,243	6.1%
Tax devices and service	263,768	859,855	(596,087)	(69.3)%
Total	$1,833,590	$2,948,115	$(1,114,525)	(37.8)%

We have the following three revenue streams - hardware retail and wholesale, software sales, and Anti-Counterfeiting Tax Control System (“ACTCS”) sales and services. The hardware sales decrease was mainly due to the sluggish economic environment. CIS software sales consist of software sales and services. CIS software sales increased mainly due to the increase of software sales to large customers. Tax devices and service sales decreased due to new policies that Xiamen tax authorities implemented replacing electronic invoicing system from the prior tax control system. The Company expects to research and develop a new invoice system, which will be more suitable for enterprises than the free electronic invoice platform provided by the tax authorities.

Cost of revenues and profit margin for the six months ended June 30, 2024 and 2023:

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Total revenues	$1,833,590	$2,948,115	$(1,114,525)	(37.8)%
Cost of revenues	880,180	1,448,835	(568,655)	(39.2)%
Gross profit	$953,410	$1,499,280	$(545,870)	(36.4)%
Profit margin	52.0%	50.9%	1.1%	-

Cost of revenues (“COR”) comprise mainly of (i) direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid to the GTD (iv) compensation for employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to third parties.

This decrease in COR was due mainly to the decrease in hardware sales and tax devices and service sales.

Profit margin. Despite the decline in our total revenues, we maintained our profit margin during the six months ended June 30, 2024. Our profit margin increased to 52.0% for the six months ended June 30, 2024 from 50.9% for the comparable period in 2023. The margin improvement was due mainly to the change in our revenue-mix as a larger portion of our revenues came from software sales, which has a higher profit margin compared to other revenue streams. In light of declining hardware sales and sale of tax device and services, the Company will continue to focus on developing projects with high profit margin, such as services for SMEs, and at the same time, increase the hardware and software sales to large customers.

Operating expenses for the six months ended June 30, 2024 and 2023:

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Selling expenses	$9,844	$325	$9,519	2,928.9%
% of revenue	0.5%	0.0%	0.5%	-
General and administrative expenses	1,315,420	991,254	324,166	32.7%
% of revenue	71.7%	33.6%	38.1%	-
Operating expenses	$1,325,264	$991,579	$333,685	33.7%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertisement and marketing expenses for promotion of our products. Selling expenses were 0.5% of total revenues for the six months ended June 30, 2024 and 0.01% of total revenues in the comparable period of 2023. We plan to continue to conduct marketing activities to attract new purchases from new and existing customers.

General and Administrative Expenses. General and administrative expenses (“G&A”) consist primarily of salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation, professional fees, accounting fees, director and officers liability insurance and other miscellaneous expenses incurred in connection with general operations. The increase was mainly due to the increase of consulting fees for financing, approximately $252,000. The Company expects to decrease the ratio of G&A expenses to revenue in the future.

Net income for the six months ended June 30, 2024 and 2023:

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Operating (loss) income	$(371,854)	$507,701	$(879,555)	(173.2)%
Total other income, net	664,093	440,214	223,879	50.9%
Income before income taxes	292,239	947,915	(655,676)	(69.2)%
Income tax expense	(170,577)	(325,941)	155,364	(47.7)%
Net income	$121,662	$621,974	$(500,312)	(80.4)%

Operating (loss) income. The decrease in operating income in 2024 was primarily due to the decrease in revenues and increase of G&A expenses.

Other income. Other income includes government subsidy income, net investment gain (loss), and interest income and expenses. The increase was primarily due to the increase of interest income from loans receivable and increase of net investment gain.

Income tax expense. The decrease in income tax expense was due primarily to the decrease in gross profit and the increase in operating expenses.

Effective tax rate. Effective tax rate was 58.4% for the six months ended June 30, 2024, compared to 34.4% for the comparable period of 2023.

Net income. As a result of the factors described above, net income was $121,662 for the six months ended June 30, 2024, a decrease of $500,312 from $621,974 for the comparable period of 2023.

Liquidity and Capital Resources

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Our principal sources of liquidity come from cash from operating activities, equity financing and loans. As of June 30, 2024, and December 31, 2023, we had cash of $7,216,058 and $9,311,537, respectively.

Working Capital. Total working capital as of June 30, 2024 was $31,870,233 compared to $21,413,847 as of December 31, 2023. The increase in current assets was mainly due to the increase in short-term investment of $9,302,000, loans receivable of $4,267,450, prepaid expenses and other current assets of $1,561,775, partially offset by the decrease of cash of $2,095,479, accounts receivable, net of $180,547, advance of suppliers, net of $320,071 and inventories, net of $26,822. The increase in current liabilities was mainly due to the increase in accounts payable of $67,676, loans payable of $2,052,456, accrued expenses and other current liabilities of $83,052, partially offset by the advances from customers of $2,983, deferred revenue of $101,756 and tax payable of $43,216.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations, third-party loans, stock offering and private placement. With the current market, our management believes it is necessary to enhance collection of outstanding accounts and other receivables, and be cautious on operational decisions and project selection. Our management believes our current operations can satisfy our daily working capital needs. We expect to incur additional capital expenditures for research and development of software, recruiting additional employees, and enhancing our information technology system. We intend to fund these planned expenditures with our operating cash flow and our cash balance, as well as net proceeds received from our initial public offering (“IPO”) in April 2023 and private placement in July 2024.

The Company reviews accounts receivable on a periodic basis and records credit losses when there is doubt as to the collectability of balances. Our management is confident in collecting accounts and other receivables. The accounts receivable, net and the accounts receivable from related party, net balance was $1,938,191 and $2,118,738 as of June 30, 2024 and December 31, 2023, respectively.

The Company gives customers different credit periods considering the size of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period from March 2019 because of these customers’ long repayment cycle. Net balance of the accounts receivable was $5,425,626 as of June 30, 2024, of which $1,100,806 was collected as of date of this report.

For IT outsourcing customers, the Company gives 18 months credit period. The accounts receivable, net balance was nil as of June 30, 2024.

For small and medium customers, the Company gives six months credit period. The accounts receivable, net balance was $374,569 as of June 30, 2024.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cash Flows Analysis

Six Months ended June 30, 2024 Compared to Six Months ended June 30, 2023

(a)	Operating activities

Net cash provided by operating activities was $754,123 and $200,869 for the six months ended June 30, 2024 and 2023, respectively. The increase of $553,254 in net cash provided by operating activities for the six months ended June 30, 2024 was mainly due to (1) an increase of $1,838,008 in cash provided by accounts receivable; (2) an increase of $189,838 in cash provided by accounts payable; (3) an increase of $65,903 in cash provided by inventories; (4) a decrease of $348,559 in cash used in deferred revenue, for the Xiamen tax authorities implemented the use of electronic invoices system to replace the previous tax control system, which had a significant influence on our business; (5) a decrease of $236,883 in cash used in prepaid expenses and other current assets due to the decrease in prepaid investment relationship service fee; (6) a decrease of $130,134 in cash used in deferred offering cost due to the Company closed IPO in 2023; (7) a decrease of $64,266 in cash used in accrued expenses and other liabilities; and (8) a decrease of $1,598 in cash used in operating lease liabilities. These were partially offset by (1) a decrease of $372,624 in cash provided by short term investments in 2024; (2) a decrease of 120,589 in cash provided by tax payable; (3) a decrease of $488,225 in cash provided by advances to suppliers; (4) a decrease of $398,622 in cash provided by accounts receivable – related party; (5) a decrease of $76,799 in cash provided by advances from customers; and (6) a decrease of $571 in cash provided by due to related parties.

(b)	Investing activities

Net cash used in investing activities was $11,028,114 and $10,997,089 for the six months ended June 30, 2024 and 2023. The increase of $31,025 in net cash used in investing activities for the six months ended June 30, 2024 was mainly due to (1) a decrease of $367,595 in loans to third parties, (2) a decrease of $130,671 for purchases of property, plant and equipment, (3) a decrease of $123,597 for office renovation; and (4) a decrease of $13,630 for advance payment for software development. These were partially offset by (4) an increase of $1,500,000 in purchase of held-to-maturity investments, (5) an increase of $1,843,523 in recovery of third-party loans (6) an increase of $1,010,041 in payment for acquisition.

(c)	Financing activities

Net cash provided by financing activities was $8,200,000 and $15,142,902 for the six months ended June 30, 2024 and 2023. For the six months ended June 30, 2024, we had $8,200,000 cash inflow from a private placement. For the six months ended June 30, 2023, we had $15,142,902 from issuance of ordinary shares.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2024:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Loan Obligations
Principal	$2,545,615	$2,545,615	$-	$-	$-
Interest	181,633	181,633	-	-	-
Total	$2,727,248	$2,727,248	$-	$-	$-

Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for controlling the direction of outsourced R&D projects. Among all the software we have developed, CIS is the only software product we are currently marketing and generated revenue.

Trend information.

Other than as disclosed elsewhere in this 6-K, we are not aware of any material recent trends since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the six months ended June 30, 2024 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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